Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: July 17, 2023

Boards of Complete Solaria and Freedom Acquisition

I Corp. Approve Business Combination; Additional

$10 Million Commitment Made by T.J. Rodgers

FREMONT, CA (July 13, 2023) – The Boards of Directors of Complete Solaria, Inc. (“Complete Solaria” or the “Company”) and Freedom Acquisition I Corp. (“Freedom”) (NYSE: FACT), today announced approval of the proposed business combination. In addition, Complete Solaria and Freedom announced a $10 million commitment from T.J. Rodgers in connection with the proposed business combination.

The proposed business combination would bring Complete Solaria to market, as a full system operator with a compelling end to end customer offering including best-in-class technology, financing, project fulfilment, and service. This transaction will help the company to continue to scale to meet demand, further supporting the acceleration of the global energy transition.

“We are honoured to have the continued support of T.J. Rodgers,” said Will Anderson, Chief Executive Officer of Complete Solaria. “T.J.’s increased investment is a clear indication of his confidence in Complete Solaria’s ability to create shareholder value.”

About Complete Solaria

Complete Solaria is a solar company with unique technology and end-to-end customer offering, which includes financing, project fulfilment and customer service. Complete Solaria’s digital platform together with premium solar products enable one-stop service for clean energy needs for customers wishing to make the transition to a more energy-efficient lifestyle. To learn more, visit: https://www.completesolaria.com.

About Freedom

Freedom is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Freedom is led by Executive Chairman Tidjane Thiam, who previously served as CEO of Credit Suisse and Prudential. Senior management of Freedom also includes Chief Executive Officer Adam Gishen and Edward Zeng, a proven entrepreneur with a strong track record of creating value for investors across financial services, technology and energy transition sectors. To learn more about Freedom, visit www.freedomac1.com.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Important Information and Where to Find It

This press release relates to proposed transactions involving Complete Solaria and Freedom. Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the SEC on June 30, 2023 and which includes a proxy statement/prospectus of Freedom, and other relevant documents with the SEC. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/

PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Contacts:

Investor Relations – Complete Solaria

Sioban Hickie, ICR, Inc.

CompleteSolariaIR@icrinc.com

Public Relations – Complete Solaria

Doug Donsky, ICR, Inc.

CompleteSolariaPR@icrinc.com

Investor Relations – Freedom

Adam Gishen, Freedom Acquisition l Corp.

ag@freedomac1.com

Public Relations – Freedom

Andy Smith, Powerscourt (U.K.)

andy.smith@powerscourt-group.com